UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Resolutions of the Extraordinary General Meeting

Rio de Janeiro, March 04, 2020 – Petróleo Brasileiro S.A. – Petrobras informs that the Extraordinary General Meeting, held today, at 3:00 pm, in the auditorium of the Company’s Headquarters, Avenida República do Chile, 65 - 1º floor, in the city of Rio de Janeiro (RJ), analyzed and approved, by majority vote, the following:

I. Merger of Petrobras Negócios Eletrônicos S.A. (e-PETRO) into Petrobras to:

(1)

Confirm Loudon Blomquist Auditores Independentes (Loudon) as Petrobras’ contractor to prepare the relevant e-PETRO’s Evaluation Report, at book value, pursuant to paragraph 1 of article 227 of the Act 6404, of 12.15.1976;

(2)	Approve the Evaluation Report prepared by Loudon at book value regarding e-PETRO’s shareholders’ equity;

(3)	Approve all terms and conditions of the Merger Proposal and Basis, entered into by and between e-PETRO and Petrobras on 12.05.2019;

(4)	Approve the merger of e-PETRO into Petrobras, with consequent extinction of the former, without increasing Petrobras’ share capital; and

(5)

Authorize Petrobras’ Executive Board to perform all acts required for the merger to be effective and for the absorbing company and absorbed company situations to be made regular before relevant authorities.

II. Amendments to Petrobras’ By-Laws and respective consolidation of the By-Laws, to amend Articles 18, paragraph 5, 22, 23, 30, 34, 60, 63, 64 and 65 as proposed by Management. In addition, the proposed amendments to Article 18, paragraph 7, and Article 21 were taken off from the agenda pursuant to the controlling shareholder’s vote and were not considered in this Meeting.

III. Election of the member of the Board of Directors Maria Cláudia Guimarães, indicated by the controlling shareholder.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer